Exhibit 4.76

Supplemental Agreement No. 5

to Credit Facility Agreement No. 227/12-B

dated April 27, 2012

Moscow	April 6, 2017

Gazprombank (Joint-Stock Company) (Bank GPB (JSC)), General License No. 354, hereinafter referred to as the Lender or the Bank, represented by Alexander Yurievich Muranov, a Deputy Chairman of the Management Board, acting on the basis of power of attorney No. -01/1988 dated December 19, 2016, on the one part, and

Southern Kuzbass Coal Company Public Joint Stock Company (Southern Kuzbass PAO), hereinafter referred to as the Borrower, represented by Pavel Viktorovich Shtark, the General Director of Mechel Mining Management Company Limited Liability Company, acting on the basis of the Agreement on delegation of powers of the executive body of Southern Kuzbass Coal Company Open Joint Stock Company to a management organization, Mechel Mining Management Company Limited Liability Company, dated October 21, 2013 and the Articles of Association, on the other part, collectively referred to as the Parties,

entered into this Supplemental Agreement No. 5 (hereinafter referred to as the Supplemental Agreement) to Credit Facility Agreement No. 227/12-B dated April 27, 2012, amended by Supplemental Agreement No. 2 dated August 20, 2015 (as amended by Supplemental Agreement No. 1 dated December 24, 2015 and Supplemental Agreement No. 2 dated March 31, 2016), by Supplemental Agreement No. 3 dated June 16, 2016 and Supplemental Agreement No. 4 dated December 28, 2016 (hereinafter referred to as the Loan Agreement), as follows:

1    CHANGES AND ADDITIONS TO THE LOAN AGREEMENT

The Parties agreed to make the following changes in the Loan Agreement:

1.1	Article 1 of the Loan Agreement shall be supplemented with a term that has the following meaning:

“Supplemental Agreement No. 5 is Supplemental Agreement No. 5 to this Agreement entered into by the Borrower and the Bank on April 6, 2017.”

1.2	The definition of the term “Restructuring Event” shall be amended to read as follows:

“Restructuring Event is taking by the parties of the following actions and occurrence of the following events:

(a)	provision by the Company to the Bank of all the duly concluded effective agreements on the Restructured Debt or official letters from Sberbank PJSC and Bank VTB (PJSC) confirming the following:

(i)	the interest rate on the Restructured Debt does not exceed the interest rate equal to the key rate of the Central Bank of the Russian Federation plus one and five tenths percent (1.5%) per annum and the procedure for making interest payments (including frequency, availability of deferment of interest payments and its duration, availability and procedure for capitalization of interest payments) established by such agreements is the same as the procedure specified in sub-clauses 6.7.2.3 and 6.7.2.4 of this Agreement; and

(ii)	the Restructured Debt is supposed to be repaid not earlier than in April 2022 and in respect of the Restructured Debt there is a deferment available for repayment of the principal for a period not less than until the Principal Repayment Deferment Date and the procedure for its repayment is the same as the procedure specified in clause 6.3 of this Agreement;

(b)	fulfillment of the Additional Conditions.”

1.3	Sub-clause 4.24.2 of clause 4.24 of Article 4 shall be amended to read as follows:

“4.24.2. Ensure, until October 1, 2017, that the documents confirming conclusion between the Group companies and the credit institution to which these Group companies have a Financial Debt (except for the Financial Debt of the Company on bonded loans denominated in rubles) of an agreement on restructuring the Financial Debt of the Group companies and settlement of the disputes related to such Financial Debt are provided in the form that the Bank may consider acceptable.

Ensure, until September 30, 2016, that the documents confirming conclusion by the Company of an agreement on restructuring the Financial Debt on bonded loans of the Company denominated in rubles are provided in the form that the Bank may consider acceptable.”

1.4	Sub-clause 4.24.7 of clause 4.24 of Article 4 shall be deleted. Due to deletion of sub-clause 4.24.7, the numbering of the sub-clauses shall not be changed.

1.5	Article 4 shall be supplemented with sub-clause 4.24.11 that reads as follows:

“4.24.11. Provide to the Bank the duly approved by the management bodies of the corresponding surety (guarantor) and/or the pledgor consents of the sureties (guarantor) and pledgors or supplemental agreements to suretyship agreements containing an obligation to be liable for obligations of the Borrower under this Agreement based on the terms and conditions amended by Supplemental Agreement No. 5 within the following time frame:

4.24.11.1. consent of the Company under Suretyship Agreement No. 84-85/13-B-P-2 dated June 18, 2013 until May 20, 2017 (inclusive);

4.24.11.2. in all other cases, within three (3) business days from the date of approval of the corresponding transaction (supplemental agreement or consent of the surety and/or pledgor to amend this Agreement by concluding Supplemental Agreement No. 5) by the appropriate management body of the surety and/or pledgor but in any case not later than seventeen (17) business days from the date of signing Supplemental Agreement No. 5. The Borrower shall ensure that the relevant transactions (supplemental agreements or consents) are submitted for approval to the appropriate management bodies of the corresponding sureties and pledgors within two (2) business days from the day following the date of signing Supplemental Agreement No. 5.”

1.6	Clause 4.24 of Article 4 shall be supplemented with sub-clause 4.24.12 that reads as follows:

“4.24.12. Not later than May 20, 2017 (inclusive), unless otherwise agreed upon with the Bank, ensure that the Bank and the relevant Group company enter into the following pledge agreements to secure obligations of the Borrower under this Agreement with provision to the Bank of the documents confirming registration of the security with the Depositary of the Bank:

i.	agreement on pledge of shares of Mechel Mining JSC in the amount of twenty five percent (25%) + one (1) share of the total number of ordinary shares of Mechel Mining JSC;

ii.	agreement on pledge of shares of the Borrower in the amount of twenty percent (20%) of the total number of ordinary shares of the Borrower (in addition to the agreement on pledge of shares concluded in accordance with clause 5.1.10 of this Agreement).

1.7	Clause 4.24 of Article 4 shall be supplemented with sub-clause 4.24.13 that reads as follows:

“4.24.13. Ensure, during the period until January 15, 2018 (inclusive), in 2018 submission for consideration to the general meeting of shareholders of ChMK PJSC of the issue concerning approval of conclusion of a suretyship agreement between ChMK PJSC and the Bank, under which ChMK PJSC is fully liable to the Bank for the proper performance of obligations of the Borrower under this Agreement. Ensure that the suretyship agreement between ChMK PJSC and the Bank is concluded not later than ten (10) business days from the date of holding the general meeting of shareholders where a resolution on approval of the suretyship agreement was adopted.”

1.8	Sub-clause 4.25.4 of clause 4.25 of Article 4 shall be amended to read as follows:

“4.25.4. EBITDA / Consolidated financial expenses ratio in accordance with the values specified in the table below:

	Q4 2016	2017	2018	2019	2020
Total debt/EBITDA	8.0	5.5	4.5	3.5	3.0
EBITDA / Consolidated financial expenses	1.0	1.50	1.75	2.00	2.5

”

1.9	Clause 4.26 shall be amended to read as follows:

“4.26. The indicators stated in clause 4.25 of this Agreement shall be checked: (1) in respect of Quarter 4 of 2016: based on the IFRS consolidated financial statements of the Company for 2016; (2) in respect of every accounting period of 2017-2020: based on the IFRS consolidated financial statements of the Company for the relevant accounting period.

If the Restructuring Event occurred before the Restructuring Date and the deadline for the full and final repayment of the overdue amounts of the Principal Tranche (taking into account the interest capitalized in accordance with clause 6.7.2.3 of this Agreement) was extended until April 20, 2022, the values of the indicators specified in clause 4.25 of this Agreement with respect to the year 2020 should be maintained in 2021 and 2022.”

1.10	Clause 5.3. of Article 5 of the Loan Agreement shall be deleted. Due to deletion of clause 5.3, the numbering of the sub-clauses shall not be changed.

1.11	Sub-clause 7.1.7 of clause 7.1 of Article 7 shall be amended to read as follows:

“7.1.7. Loss (full or partial) or failure to provide the security specified by this Agreement and / or the Security Documentation or deterioration of its condition and terms due to any circumstances (including due to the circumstances beyond the control of the Borrower or Liable Parties that provided (did not provide) the security).”

1.12	Clause 7.1 of Article 7 shall be supplemented with sub-clause 7.1.37 that reads as follows:

“7.1.37. Breach of the obligations specified in sub-clause 4.24.12 of clause 4.24 of Article 4 of this Agreement.”

1.13	Article 7 shall be supplemented with sub-clause 7.5 that reads as follows:

“7.5. If the Lender demands that the Borrower should perform in full its Financial Obligations earlier than the deadlines specified in this Agreement on the grounds stated in sub-clause 7.1.37 to clause 7.1 of this Agreement, the Borrower shall pay to the Lender the amount of the interest accrued during the period from the Effective Date to the date when the Borrower fully satisfied the demand of the Lender equal to the actual outstanding amount of the Principal including the amount of the interest capitalized during the said period under the Line of Credit for each calendar day at a rate of two percent (2%) per annum.”

1.14	Sub-clause 8.7.14 of clause 8.7 of Article 8 shall be amended to read as follows:

“8.7.14. the quarterly monitoring report prepared by a Deputy General Director in the form developed by the Independent Financial Adviser and approved by the Bank on meeting by the Group companies of the targets specified in the Financial Model and confirmed by the Independent Financial Adviser, not later than sixty (60) days from the end of the quarter.”

1.15	The first paragraph of clause 8.7 of Article 8 shall be amended to read as follows:

“8.7    The Borrower shall, throughout the entire effective period of this Agreement, provide to the Bank or ensure provision by the Company to the Bank of the following information in a form of copies or originals certified by the Company1:”

1.16	The technical error in the title of Supplemental Agreement No. 2 dated March 31, 2016 to Supplemental Agreement No. 2 dated August 20, 2015 to the Loan Agreement shall be corrected by replacing the words “Supplemental Agreement No. 2 to Supplemental Agreement No. 1” with the words “Supplemental Agreement No. 2 to Supplemental Agreement No. 2” hereinafter in the text.

2    REPRESENTATIONS ABOUT CIRCUMSTANCES

2.1	As of the date of signing the Supplemental Agreement, the Borrower represents that:

2.1.1	The Borrower is a duly established legal entity carrying out its activities in accordance with the Legislation, has rights and powers to own its property, assets and income to carry out its activities in their current form.

2.1.2	The Borrower has the right to enter into this Supplemental Agreement and perform obligations under this Supplemental Agreement.

2.1.3	The Borrower does not have any information on adoption by the court of a decision on its liquidation (bankruptcy), the Borrower did not take a resolution on its voluntary liquidation (bankruptcy) and no monitoring or receivership or rehabilitation procedure or other similar actions and measures were introduced.

2.1.4	The Borrower took all the necessary corporate resolutions and there were obtained and are valid all the necessary permits, approvals, licenses, exemptions, registrations and notarizations necessary for the conclusion of this Supplemental Agreement and performance of obligations under this Supplemental Agreement.

2.1.5	This Supplemental Agreement is legal, valid and binding on the Borrower and it can be enforced against the Borrower in accordance with terms and conditions of this Supplemental Agreement and provisions of the Legislation.

2.1.6	Acceptance and performance by the Borrower of obligations under this Supplemental Agreement do not entail violations of any provision of the constitutional documents and internal regulations of the Borrower; violations of any court decision or administrative act; violations of provisions of the Legislation.

2.2	The Borrower acknowledges that the Lender enters into this Supplemental Agreement fully relying on the representations set forth in this Article and the Borrower shall be fully liable for inaccuracy of any provision of this Article (including the inaccuracy rendering this Supplemental Agreement fully or partially void).

3    GENERAL PROVISIONS

3.1	This Supplemental Agreement shall enter into force on the date of its signing.

[1]	For the purposes of clause 8.7 of this Agreement, a document “certified by the Company” means the document signed by the General Director or other authorized person of the Group company.

3.2	The terms used in this Supplemental Agreement shall have the meaning assigned to them in the Loan Agreement.

3.3	This Supplemental Agreement shall constitute an integral part of the Loan Agreement.

3.4	If any provision of this Supplemental Agreement becomes invalid or null or if a court or some other competent authority determines that it is invalid or null, such invalidity or nullity shall not affect the validity of the remaining provisions of this Supplemental Agreement that are considered to be valid separately.

4    APPLICABLE LAW. CONSIDERATION OF DISPUTES

4.1	The rights and obligations of the Parties not regulated by provisions of this Supplemental Agreement shall be governed by the Legislation of the Russian Federation.

4.2	This Supplemental Agreement was made and shall be construed in accordance with the legislation of the Russian Federation.

4.3	In the case of invalidity or nullity of this Supplemental Agreement or any part thereof, the Parties shall take all reasonable measures to make the necessary changes or additions to this Supplemental Agreement in order to eliminate the consequences of the invalidity or nullity of certain provisions of this Supplemental Agreement.

4.4	Disputes or differences shall be resolved by the Moscow Arbitration Court in accordance with the procedure specified by the Legislation of the Russian Federation.

4.5	For the purpose of compliance with the pre-trial dispute resolution procedure mandatory under provisions of the Arbitration Procedure Code of the Russian Federation, the Parties determined that:

4.5.1	the period for considering by the Borrower of claims of the Lender and taking measures for the pre-trial claim settlement shall be not more than twenty (20) calendar days (in the aggregate) from the date of receipt of the claim by the Borrower (the date on which the claim is deemed to be received by the Borrower in accordance with the Legislation).

4.5.2	the period for considering by the Lender of claims of the Borrower and taking measures for the pre-trial claim settlement shall be not more than thirty (30) calendar days (in the aggregate) from the date of receipt of the claim by the Lender (the date on which the claim is deemed to be received by the Lender in accordance with the Legislation).

5    MAKING CHANGES AND OTHER CONDITIONS

5.1	Changes and additions to this Supplemental Agreement and its termination shall be documented as supplemental agreements constituting an integral part of this Supplemental Agreement.

5.2	Any notice or other correspondence sent by the Parties to each other under this Supplemental Agreement shall be in writing, signed by an authorized person and sent via e-mail to corpfin@mechel.com and fax +7 (495) 221-88-00 (e-mail address, fax number of the Borrower) or fax +7 (495) 719-19-67 (fax number to the Lender) mandatorily accompanied by the original sent by courier or registered mail (registered letter with return receipt requested) or telegraph message to the address stated in Article 6 of this Supplemental Agreement.

5.3	This Supplemental Agreement is executed in Moscow in three (3) copies of equal legal force, one copy for the Borrower and two copies for the Lender.

6     CORRESPONDENCE AND ADDRESSES OF THE PARTIES

6.1	The official correspondence under this Supplemental Agreement shall be in the Russian language, contain mandatory text “Credit Facility Agreement No. 227/12-B dated April 27, 2012” and sent by courier or registered mail (registered letter with return receipt requested) or telegraphic message or fax. The correspondence transmitted by fax shall be mandatorily sent by courier or by post.

6.2	The Parties shall notify each other of the expected change of their addresses and telex, fax and phone numbers not less than ten (10) calendar days before the date of the change.

6.3	Addresses and bank details of the Parties:

Lender

Gazprombank (Joint-Stock Company)

bld. 1, 16 Nametkina street, Moscow, 117420, INN (Taxpayer Identification Number) 7744001497, correspondent account 30101810200000000823 with the Main Branch of the Central Bank of the Russian Federation, customer account 47422810100000000051, BIC 044 525 823

USD Account details: CITIBANK N.A.,    New York SWIFT: CITIUS33

Account: 36141825. To credit to account 47422840200000000044

Euro Account details: Bank GPB International S.A., Luxembourg

SWIFT: GAZPLULL Account: LU643790111780352004.

To credit to account 47422978800000000044

Borrower

Southern Kuzbass PAO

6 Yunosti street, Mezhdurechensk, Kemerovo Oblast, 652877

INN (Taxpayer Identification Number) 4214000608, account No. 40702810900261001465, 40702840800263001465, 40702978400263001465 with Ekaterinburg branch of Bank GPB (JSC), BIC 046577411, correspondent account 30101810365770000411 with the Ural Main Branch of the Central Bank of the Russian Federation.

For the Lender Deputy Chairman of the Management Board of Gazprombank (Joint-Stock Company)	For the Borrower General Director of Mechel Mining Management Company Limited Liability Company

A. Yu. Muranov	P. V. Shtark
L.S.	L.S.

Hereby each of the Sureties and Pledgors under Credit Facility Agreement No. 227/12-B dated April 27, 2012:

Mechel Public Joint Stock Company, represented by Oleg Viktorovich Korzhov, General Director, acting on the basis of the Articles of Association,

Mechel Mining Joint Stock Company, represented by Igor Vladimirovich Zyuzin, General Director, acting on the basis of the Articles of Association,

Yakutugol Joint Stock Holding Company, represented by Pavel Viktorovich Shtark, the General Director of Mechel Mining Management Company Limited Liability Company, acting on the basis of the Agreement on delegation of powers of the executive body of Yakutugol Open Joint Stock Holding Company to Mechel Mining Management Company Limited Liability Company dated October 21, 2013 and the Articles of Association;

Korshunov Mining Plant Public Joint Stock Company, represented by Pavel Viktorovich Shtark, the General Director of Mechel Mining Management Company Limited Liability Company, acting on the basis of the Agreement on delegation of powers of the executive body of Korshunov Mining Plant Open Joint Stock Company to Mechel Mining Management Company Limited Liability Company dated October 21, 2013 and the Articles of Association;

Chelyabinsk Metallurgical Plant Public Joint Stock Company, represented by Andrey Alexandrovich Ponomarev, the General Director of Mechel-Steel Management Company Limited Liability Company, acting on the basis of the Agreement on delegation of powers of the executive body of Chelyabinsk Metallurgical Plant Open Joint Stock Company to Mechel-Steel Management Company Limited Liability Company dated June 1, 2012 and the Articles of Association;

Urals Stampings Plant Public Joint Stock Company, represented by Andrey Alexandrovich Ponomarev, the General Director of Mechel-Steel Management Company Limited Liability Company, acting on the basis of the Agreement on delegation of powers of the executive body of Urals Stampings Plant Open Joint Stock Company to Mechel-Steel Management Company Limited Liability Company dated June 1, 2012 and the Articles of Association;

Mecheltrans Limited Liability Company, represented by Sergey Alexandrovich Kulakov, acting on the basis of power of attorney No. 119- dated March 31, 2017;

confirms its consent to amending Credit Facility Agreement No. 227/12-B dated April 27, 2012 as set forth in this Supplemental Agreement No. 5.

For Mechel Public Joint Stock Company

/O. V. Korzhov/

For Mechel Mining Joint Stock Company

/I. V. Zyuzin/

For Yakutugol Joint Stock Holding Company

/P. V. Shtark /

For Korshunov Mining Plant Public Joint Stock Company

/P. V. Shtark /

For Chelyabinsk Metallurgical Plant Public Joint Stock Company

/A. A. Ponomarev/

For Urals Stampings Plant Public Joint Stock Company

/A. A. Ponomarev/

For Mecheltrans Limited Liability Company

/S. A. Kulakov/